FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 19, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CELLCOM ISRAEL LTD. ANNOUNCES SEVERAL REGULATORY DEVELOPMENTS

NETANYA, Israel, Novemeber 19, 2014 – Cellcom Israel Ltd. (NYSE: CEL) announced today several regulatory developments in the communication market, as follows:

Wholesale Landline Market

Following previous reports in regards to the establishment of a wholesale landline market in Israel, the Minister of Communications amended Bezeq's and Hot's (the two operators owning full landline infrastructure in Israel) Communications' licenses so as to include certain wholesale landline services and the terms for the provision of such services (Bezeq and Hot are required to provide such services within 3-6 months) as well as promulgated regulations setting the maximum tariffs of the wholesale landline services to be provided by Bezeq.

Further, the Ministry of Communications published a hearing proposing a method of inspecting whether Bezeq and Hot reduce their retail tariffs and thereby reduce the difference between the wholesale and retail tariffs ("margin squeeze") for certain landline services, aiming at reducing the operators who do not own landline infrastructure's profit and preventing their operation in the market.

The Company is studying the decision and hearing and at this stage cannot assess what will be the final outcome of the hearing and the influence of such decisions on the Company and its results of operation.

MVNO

Following the previously reported regulations that allowed the Ministry of Communications to provide instructions in case a mobile virtual network operator, or MVNO, and a cellular operator will not have reached an agreement as to the provision of services by way of MVNO within a certain period of time, the Ministry of Communications published the principles for reviewing the reasonability of  MVNO hosting agreements, including existing agreements which the MVNO request to update if the existing agreement hinder its ability to compete and the parties fail to reach an agreement as to its update, to be carried out in light ofthe best offer made by the cellular operator to a business customer.

The Company is studying the principles and at this stage cannot assess what will be their influence on the Company and its results of operation.

Unified License

The Ministry of Communication published the unified license that shall replace our and our subsidiaries (including Netvision's - our wholly owned subsidiary) licenses, other than our cellular license. The Company is studying the implications of such replacement of licenses and at this stage cannot assess what will be the influence of the replacement on the Company and Netvision and their results of operation.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2013, filed on March 6, 2014 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – "We operate in a heavily regulated industry, which can harm our results of operation. In recent years, regulation in Israel has materially adversely affected our results", "We face intense competition in all aspects of our business”, and "- Risks related to our wholly owned subsidiary Netvision – changes in the regulatory environment could adversely affect Netvision's business", as well as under “Item 4. Information on the Company – B. Business Overview - Competition”, "- Government Regulation – Other Licenses – Possible Unified License," – Tarriff Supervision", "- Mobile Virtual Network

Operators", "-Landline", and under "NETVISION – ISP Business – Competition" and " NETVISION – Telephony Business – Competition".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.010 million subscribers (as at September 30, 2014)  with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	November 19, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary